Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy to acquire TotalEnergies’ Canadian operations for $5.5 billion, plus additional potential payments up to an aggregate maximum of $600 million

All financial figures are in Canadian dollars, unless noted otherwise

•	Transaction includes the remaining 31.23% working interest in Fort Hills and 50% working interest in Surmont
•	Adds 135,000 barrels per day of bitumen production capacity and 2.1 billion barrels of reserves
•	Ensures sufficient long-term bitumen supply beyond Base Mine end of life to keep Base Plant upgraders full
•	Immediately accretive to funds flow per share and the Board intends on increasing dividend by approximately 10% after closing

Calgary, Alberta (April 26, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) today announced that it has agreed to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in the Fort Hills oil sands mining project (Fort Hills) and a 50% working interest in the Surmont in situ asset. This will add 135,000 barrels per day of net bitumen production capacity and 2.1 billion barrels of proved and probable reserves to Suncor’s oil sands portfolio. The acquisition is for cash consideration of $5.5 billion, with the potential for additional payments of up to an aggregate maximum of $600 million, conditional upon Western Canadian Select benchmark pricing and certain production targets. Subject to closing, the transaction will have an effective date of April 1, 2023.

“This transaction represents a major step in securing long-term bitumen supply to our Base Plant upgraders at a competitive supply cost,” said Rich Kruger, President and Chief Executive Officer. “These are valuable oil sands assets that are a strategic fit for us and add long-term shareholder value. The acquisition also introduces flexibility and optionality into our long-range capital plan, providing us with further discretion in respect of the timing and scope of future oil sands developments.”

With the transaction Suncor will have 100% ownership of Fort Hills, which along with the Firebag and MacKay River in situ assets, provides the company with sufficient long-life, physically-integrated bitumen supply in the Fort McMurray region to fully utilize the Base Plant upgraders post the end of the Base Mine life in the mid 2030s.

Surmont is a high-quality, producing asset which adds long-life production to Suncor’s oil sands portfolio that is competitive with the company’s organic development options. The asset also has the potential for growth through cost-competitive expansion. When the Base Mine life ends in the mid 2030s the bitumen production from the combination of the Fort Hills and Surmont interests will effectively replace half of the current Base Mine bitumen production. Replacement of the remaining Base Plant Mine bitumen production will involve economic decisions assessing the highest value use of capital in the future.

With Suncor’s strong balance sheet the acquisition will be funded by debt. As a result, it is expected that net debt levels will temporarily exceed the company’s $12-15 billion target range. The company will maintain the current allocation of funds flow after dividends, capital and non-operational benefits of 50% to debt reduction and 50% to share buybacks in line with the capital allocation framework. Suncor expects to return to within its target net debt range in 2024 based on current expected commodity prices. The acquisition is expected to strengthen the underlying business, result in increasing funds flow and be accretive to funds flow per share. Assuming the acquisition closes as contemplated, the Board currently intends to increase the quarterly dividend by approximately 10% following closing.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

The Surmont in situ project is operated by ConocoPhillips Canada and upon closing, each of Suncor and ConocoPhillips Canada will hold a 50% working interest. Under the terms of the Surmont joint venture arrangements ConocoPhillips Canada has certain preemptive rights including a right of first refusal on the 50% Surmont working interest. Closing of the transaction is anticipated to occur in the third quarter of 2023 and is subject to waiver of the right of first refusal on the Surmont working interest and other customary closing conditions, including receipt of all required regulatory approvals.

The addition of these assets to Suncor’s portfolio will be subject to our net zero by 2050 emissions reduction objective.

Suncor engaged J.P. Morgan Securities Canada to act as its exclusive financial advisor and Blake Cassels and Graydon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal advisors on the transaction.

To view the investor presentation regarding this acquisition, visit suncor.com/investors.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include expectations regarding the proposed acquisition, including the expected benefits therefrom; that the acquired oil sands assets will be a strategic fit within Suncor's portfolio, add long-term shareholder value and introduce flexibility and optionality into its long-range capital plan and provide further discretion in respect of timing and scope of future oil sands developments; reserves estimates; increases in net bitumen production capacity; the expectation that the transaction will provide Suncor with sufficient long-life, physically-integrated bitumen supply in the Fort McMurray region to fully utilize the Base Plant upgraders post the end of the Base Mine life in the mid-2030s; the expectation that the Surmont asset has the potential for growth through cost-competitive expansion; the expectation that the bitumen production from the acquisition will effectively replace half of the Base Mine bitumen production and that the replacement of the remaining Base Plant Mine bitumen production volumes will be an economic decision; the anticipated source of funds for the acquisition and the expected impacts on net debt; Suncor's expectation that the acquisition will strengthen the underlying business, result in increasing funds flow and be accretive to funds flow per share; statements about Suncor's expected capital allocation; Suncor's net debt targets and its expectation that it will return to within its target net debt range in 2024; expectations regarding future dividend increases; statements about Suncor's net zero by 2050 emissions reduction objective; and the expected timing that the acquisition will close. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Reserves

Reserves information presented herein is presented as TotalEnergies EP Canada Ltd.'s working interests in each of Fort Hills and the Surmont project, and are at December 31, 2022. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators. The Fort Hills reserves of 0.7 billion barrels is based upon evaluations conducted by GLJ Ltd. in its report dated February 17, 2023. The Surmont project reserves of 1.4 billion barrels is based upon evaluations conducted by McDaniel & Associates Consultants Ltd in its report dated April 11, 2023. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

Non-GAAP Financial Measures

Certain financial measures in this news release, namely net debt, is not prescribed by GAAP and does not have a standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Therefore, this non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors. Net debt is equal to total debt less cash and cash equivalents. See the “Non-GAAP Financial Measures Advisory” section of Suncor's Annual Report to Shareholders dated March 6, 2023 which is available on the company’s SEDAR profile available at www.sedar.com and is incorporated by reference herein.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

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